RECEIVED FEB 27 2004 PROCESSING SECTION 198

CM 3/22

SECURI[illegible] 04003436 [illegible]ISSION

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2003 (MM/DD/YY) AND ENDING Dec 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MULTIPLE FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pacifica, Suite #250

(No. and Street)

Irvine, California 92618

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry Flammer (949) 753 - 2727

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henry Mendoza, CPASand Mendoza, Berger & Company, LLP

(Name – *if individual, state last, first, middle name*)

5500 Trabuco Road, Suite #150 Irvine, CA 92620

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, Inc., as of December 31st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

Signature

CFO / FINOP

Title

PAMELA SUE MANGEN
COMM. # 1401785
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 22, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2003
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2003

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Multiple Financial Services, Inc.

We have audited the accompanying statement of financial condition of Multiple Financial Services, Inc., a California corporation (the Firm) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multiple Financial Services, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 9, 2004

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:		
Cash	$	9,220
Commissions receivable		2,442
Securities owned (Note 4):		
Marketable securities		17,365
Total securities owned		17,365
Total current assets		29,027
Property and equipment, net of accumulated depreciation (Notes 2 and 3)		11,061
Deposit		1,558
Total assets	$	41,646

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	2,182
Line of credit (Note 5)		-
Total current liabilities		2,182
Commitments (Note 6)		-
Stockholders' equity (Note 7)		
Class A common stock, 1,000,000 shares authorized, 200,000 shares issued and outstanding		16,289
Additional paid-in capital		3,959
Retained earnings		19,216
Total stockholders' equity		39,464
Total liabilities and stockholders' equity	$	41,646

MULTIPLE FINANCIAL SERVICES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Fixed insurance commissions	$	4,992
Investment advisory fees		58,063
Variable product commissions		36,640
Unrealized gain on marketable securities		4,655
Realized gain on marketable securities		1,018
Total revenues		105,368
Expenses:		
Commission and advisory fees		59,303
Telephone expense		1,332
Consulting expense		11,488
Office supplies, postage and reproduction		1,576
Communication expense		966
Advertising, promotion and other		1,552
Depreciation expense		1,630
License, permits and fees		4,119
Rent		3,400
Dues and subscriptions		1,932
Equipment rental		247
Legal and professional		701
Miscellaneous		1,229
Interest expense		49
Total expenses		89,524
Net income before provision for income taxes		15,844
Provision for income taxes (Note 2)		800
Net income	$	15,044

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Class A Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2002	200,000	$ 16,289	$ 990	$ 6,672	$ 23,951
Contribution of office equipment by stockholder	-	-	2,969	-	2,969
Stockholder's distribution	-	-	-	(2,500)	(2,500)
Net income	-	-	-	15,044	15,044
Balance at December 31, 2003	200,000	$ 16,289	$ 3,959	$ 19,216	$ 39,464

See independent auditors' report and accompanying notes

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income	$	15,044
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,630
Realized gain on marketable securities, net		(1,018)
Unrealized gain on marketable securities, net		(4,655)
(Increase) decrease in operating assets:		
Commissions receivable		(2,417)
Deposit		(1,214)
Increase (decrease) in operating liabilities:		
Accounts payable		683
Total adjustments		(6,991)
Net cash provided by operating activities		8,053
Cash flows from investing activities:		
Purchase of marketable securities		(6,920)
Sale of marketable securities		7,942
Purchase of property and equipment		(1,938)
Net cash used in investing activities		(916)
Cash flows from financing activities:		
Stockholder's distributions		(2,500)
Net cash used in financing activities		(2,500)
Increase in cash		4,637
Cash at beginning of the year		4,583
Cash at end of the year	$	9,220
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	800
Supplemental schedule of noncash investing and financing activities:		
Contribution of office equipment by stockholder	$	2,969

1. BUSINESS DESCRIPTION

Multiple Financial Services, Inc., a California corporation, (the Firm) is a registered Securities Broker-Dealer and a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Mutual fund retailer 2) Broker or dealer selling variable life insurance or annuities 3) Investment advisory services and 4) Private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statements have been prepared using the accrual basis of accounting. Investment advisory fees and commissions are recognized when earned. Expenses are recognized when cash is disbursed or an obligation has been incurred and the amount of the expense can be reasonably estimated.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently 5 to 7 years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes

The Firm is an S-Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. California tax of $800 was recorded for the year ended December 31, 2003.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2003:

Property and equipment	$	14,738
Less: accumulated depreciation		(3,677)
	$	11,061

Depreciation expense charged to operations was $1,630 for the year ended December 31, 2003.

4. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ 4,655	$ -	$ 17,365

Realized gains and losses are determined on the basis of actual results on investments. During 2003, sales proceeds and gross realized gain on marketable securities were:

Sale proceeds	$	7,942
Gross realized gain	$	1,018

5. LINE OF CREDIT

The Firm has an unsecured $10,000 line of credit, with a bank, which bears interest at the prime rate plus an increment based on the Firm's credit score. The line of credit is guaranteed by the Firm's major stockholder. The agreement expires September 10, 2004. No amounts were outstanding against this line at December 31, 2003.

6. COMMITMENTS

The Firm has entered into an operating lease for its office facilities which expires February 2004. The Firm paid $3,400 in rent during 2003.

7. RELATED PARTY TRANSACTIONS

The $4,992 of fixed insurance commissions earned by the Firm, while acting in the capacity of an Insurance Broker, under the fictitious name of Multiple Financial & Insurance Services, during the year ended December 31, 2003, was received from Multiple Insurance Services, Inc., a Marketing General Agent in which the Firm's major stockholder has an ownership interest percentage.

Supplementary Information

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net capital:		
Total stockholders' equity		$ 39,464
Total stockholders' equity qualified for net capital		39,464
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 2,442	
Property and equipment, net	11,061	
Deposit	1,558	15,061
Tentative net capital		24,403
Haircuts		
Money market account	$ 104	
Marketable securities	2,605	2,709
Net capital		$ 21,694
Aggregate indebtedness:		
Items included in statement of financial condition		
Accounts payable		$ 2,182
Total aggregate indebtedness		$ 2,182
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 16,694
Ratio: Aggregate indebtedness to capital		.10 to 1
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2003):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 23,151
Disallowed commissions receivable		(2,442)
Adjustment for erroneously disallowed marketable securities		2,835
Disallowed deposit		(1,558)
Difference between haircuts reported and haircuts recalculated		(292)
Net capital per above		$ 21,694

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Not applicable.

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Not applicable.

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2003

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Multiple Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Multiple Financial Services, Inc. (the Firm), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 9, 2004